UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican company of variable capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL INFORMATION

Page
PART I — FINANCIAL INFORMATION

Item 1. Basis of Presentation of Quarterly Information	2

Item 2. Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of September 30, 2011 (Successor Registrant) (Unaudited) and December 31, 2010 (Predecessor Registrant)	3

Unaudited Condensed Consolidated Statements of Operations for the four months ended September 30, 2011 (Successor Registrant), five months ended May 31, 2011 (Predecessor Registrant) and for the nine months ended September 30, 2010 (Predecessor Registrant) and for the three months ended September 30, 2011 (Successor Registrant) and the three months ended September 30, 2010 (Predecessor Registrant)	4

Unaudited Condensed Consolidated Statements of Cash Flows for the four months ended September 30, 2011 (Successor Registrant), five months ended May 31, 2011 (Predecessor Registrant) and for the nine months ended September 30, 2010 (Predecessor Registrant)	5

Notes to the Unaudited Condensed Consolidated Financial Statements	6

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:	35

Results of Operations for the Nine Months Ended September 30, 2011 and 2010	35

Results of Operations for the Three Months Ended September 30, 2011 and 2010	39

PART II — OTHER INFORMATION

Item 1. Legal Matters	43

Item 2. Other Matters	43

Item 3. Exhibits	44

Item 4. Signatures	45

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 1.	Basis of Presentation of Quarterly Periods Information
On May 5, 2011 Satélites Mexicanos, S.A. de C.V. (“Satmex”) entered into an Indenture with Wilmington Trust FSB, as trustee, (the “New Indenture”) pursuant to which we issued $325 million of 9.5% Senior Secured Notes due 2017 (the “New Notes”).
The presentation in this Form 6-K gives effect to the issuance of the New Notes pursuant to the New Indenture and the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 and the confirmation of our plan of reorganization on May 11, 2011, which plan became effective on May 26, 2011 (the “Transactions”). See Notes 2 and 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements herein for a description of the Transactions.
The accompanying condensed consolidated financial statements have not been audited, but are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for a complete set of consolidated financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART I — FINANCIAL INFORMATION

Item 2.	Unaudited Financial Statements
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Successor	Predecessor
	Registrant	Registrant
	September 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$104,561	$75,712
Accounts receivable — net	14,957	13,126
Due from related parties	—	840
Inventories — net of allowance for obsolescence	565	494
Prepaid insurance	1,356	4,911

Total current assets	121,439	95,083

Satellites and equipment — net	249,744	202,045
Construction in progress — Satmex 8	222,140	63,113
Concessions — net	44,138	38,185
Intangible assets	84,399	7,156
Guarantee deposits and other assets	825	873
Deferred financing costs	17,548	—
Goodwill	—	32,502

Total	$740,233	$438,957

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term portion of debt obligations	$—	$238,237
Accounts payable and accrued expenses	11,757	14,630
Deferred revenue	2,271	2,344
Accrued interest	12,693	1,781
Income tax payable	257	101
Deferred income taxes	121	325

Total current liabilities	27,099	257,418

Debt obligations	325,000	197,873
Deferred revenue	56,971	60,666
Accounts payable and accrued expenses	2,496	2,677
Labor obligations	893	943
Deferred income taxes	11,502	5,413

Total liabilities	423,961	524,990
Contingencies and commitments (Note 14)

Shareholders’ equity (deficit):
Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)
Common stock:
Class I, no par value (authorized, issued and outstanding as of December 31, 2010: 10,312,499 shares; as of September 30, 2011: 50,000 shares)
Class II, no par value (authorized, issued and outstanding as of December 31, 2010: 36,562,500 shares; as of September 30, 2011: 129,950,000 shares)	326,585	46,764
Accumulated deficit	—	(136,320)
Accumulated deficit since May 26, 2011	(13,706)	—

Total Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)	312,879	(89,556)
Noncontrolling interest	3,393	3,523

Total shareholders’ equity (deficit)	316,272	(86,033)

Total	$740,233	$438,957

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars)

	Nine months			Quarterly
	Successor	Predecessor		Successor	Predecessor
	Registrant	Registrant		Registrant	Registrant
	May 26, 2011	Period from	Nine
	through	January 1	months ended	Three months ended
	September 30,	2011 through	September 30,	September 30,
	2011	May 25, 2011	2010	2011	2010
	(In thousands of U.S. dollars)
Revenues
Satellite services — net	$34,490	$43,734	$79,433	$25,935	$26,377
Broadband satellite services	3,818	5,190	9,300	2,581	3,096
Programming distribution services	4,251	4,786	7,295	3,255	2,654

Total revenues	42,559	53,710	96,028	31,771	32,127
Cost and expenses
Satellite services	3,606	4,401	8,385	2,830	2,822
Broadband satellite services (1)	755	685	1,830	449	689
Programming distribution services (1)	2,443	2,625	3,903	1,849	1,428
Selling and administrative expenses (1)	6,496	7,716	11,629	4,408	4,050
Depreciation and amortization	30,563	17,078	32,416	22,963	11,002
Restructuring and reorganization expenses, net (2)	844	28,766	10,929	841	1,872

Total operating cost and expenses	44,707	61,271	69,092	33,340	21,863

Operating (loss) income	(2,148)	(7,561)	26,936	(1,569)	10,264

Other (expenses) income:
Interest expense	(8,344)	(17,206)	(34,290)	(6,753)	(11,844)
Interest income	201	150	247	136	87
Net foreign exchange (loss) gain	(1,092)	349	(92)	(1,035)	(98)

Loss before income tax	(11,383)	(24,268)	(7,199)	(9,221)	(1,591)
Income tax	2,457	2,199	511	67	—

Net loss	(13,840)	(26,467)	(7,710)	(9,288)	(1,591)

Less: Net income attributable to noncontrolling interest	(134)	3	273	(205)	102

Net loss to Satmex	$(13,706)	$(26,470)	$(7,983)	$(9,083)	$(1,693)

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Restructuring and reorganization expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees)
See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Nine Months
	Successor
	Registrant	Predecessor Registrant
	Period from
	May 26, 2011	Period from	Nine months
	through	January 1,	ended
	September	2011 through	September 30,
	30, 2011	May 25, 2011	2010
Cash flows from operating activities:
Net loss	$(13,840)	$(26,467)	$(7,710)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Labor obligations	(50)	—	—
Depreciation and amortization	30,563	17,078	32,416
Deferred income taxes	1,957	1,575	(307)
Deferred revenue	(758)	(977)	(1,758)
Amortization of deferred financing costs	1,032	—	—
Interest accrued to principal on debt obligations	—	4,020	11,513
Changes in operating assets and liabilities:
Accounts receivable	4,655	(6,486)	(5,970)
Due from related parties	—	840	(426)
Inventories	95	(166)	(155)
Prepaid insurance	1,674	1,881	4,085
Guarantee deposits and other assets	180	(132)	(88)
Accounts payable, accrued expenses and income tax	(13,509)	11,070	(391)
Guarantee deposits and accrued expenses	(285)	665	—
Accrued interest	10,278	5,630	49

Net cash (used in) provided by operating activities	21,992	8,531	31,258

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(115,971)	(42,731)	(33,708)
Acquisition of equipment	(521)	(634)	(3,565)

Net cash used in investing activities	(116,492)	(43,365)	(37,273)

Cash flows from financing activities:
Proceeds from issuance of common stock	90,000	—	—
Repayment of First Priority Old Notes	(238,237)	—	—
Issuance of New Notes	—	325,000	—
Deferred financing costs	(333)	(18,247)	—

Net cash (used in) provided by financing activities	(148,570)	306,753	—

Cash and cash equivalents:
Net (decrease) increase for the period	(243,070)	271,919	(6,015)
Beginning of period	347,631	75,712	102,393

End of period	$104,561	$347,631	$96,378

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$2,602	$11,811	$22,002

Capitalized interest	$5,614	$4,199	$1,065

Income taxes paid	$986	$528	$4,349

Non-cash investing activities:
Capital expenditures incurred not yet paid	$555	$35,678	$5,325

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of U.S. dollars)
1.	Nature of business
Satélites Mexicanos, S.A. de C.V. and subsidiaries (“Satmex” or together with its subsidiaries, the “Company”) is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. Our current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and direct-to-home satellite (“DTH”) television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. We provide our services primarily to three types of customers: data and voice-over IP networks, video and government.
We primarily provide commercial FSS through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that construction on Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2, was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite, the Mexican Government has contracted a consultant to evaluate the factibility of extending the Solidaridad 2 life for providing L-band services. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.
We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us a concession (the “Property Concession”) to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, which Property Concession may be renewed.
In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary Enlances Integra, S. de R.L. de C.V. (“Enlaces”) and programming distribution services through our “Alterna’TV” digital distribution platform.
2.	Basis of presentation
The accompanying condensed consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated and effect has been given to the recapitalization transactions discussed below and to the adoption of push—down accounting.
The accounting policies applied in the accompanying unaudited interim condensed consolidated financial statements are consistent with those of the annual consolidated financial statements for the year ended December 31, 2010. In the opinion of the Company’s management, all normal and recurring adjustments necessary for a fair presentation of the accompanying interim condensed consolidated financial statements have been properly included. The results of the three and nine months are not necessarily indicative the results for the full year. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company and related notes as of and for the year ended December 31, 2010, as certain information and disclosures included in a full set of annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Recapitalization transactions — In an effort to address certain liquidity needs, Satmex reached an agreement with certain holders of the First Priority Old Notes issued under an indenture dated as of November 30, 2006 with U.S. Bank National Association as trustee and the Second Priority Old Notes issued under an indenture dated November 30, 2006 with Wells Fargo Bank National Association, a national banking association, as trustee regarding a comprehensive recapitalization of Satmex effected through various transactions, including the solicitation of the voluntary filling on April 6, 2011 by Satmex, Alterna’TV Corp. and Alterna’TV Int. Corp. for protection under Chapter 11 of the U.S. Bankruptcy Code, and the confirmation (received on May 11, 2011) and consummation (which occurred on May 26, 2011) of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan of Reorganization”) to provide the Company resources to (i) repay the First Priority Old Notes through the issuance of $325.0 million of 9.5% Senior Secured Notes due 2017 (the “New Notes”), and (ii) to timely finance the completion of Satmex 8 satellite, through a rights offering to the holders of the Second Priority Old Notes in the indirect parent of reorganized Satmex to eligible holders of Second Priority Old Notes in an aggregate amount of up to $96,250 (the “Primary Rights”). Eligible holders of Second Priority Old Notes also had the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000 (the “Follow-On Rights”), which may be called by reorganized Satmex for purposes of funding the construction and launch of its Satmex 7 satellite.
The terms of the Plan of Reorganization contemplated that holders of claims against and interests in Satmex received the following treatment:
•	Holders of Satmex’s First Priority Old Notes were paid out in cash at par plus accrued interest at the non default rate without premium or penalty.

•	Holders of Satmex’s Second Priority Old Notes received as consideration for the cancellation of the Second Priority Old Notes, their pro rata share of (i) either direct interests in reorganized Satmex or equity interests in the indirect parent of reorganized Satmex , (ii) the Primary Rights to invest in additional interests in Satmex or the indirect parent of reorganized Satmex, and (iii) the Follow-On Rights, but only to the extent that holders exercised their Primary Rights.
On May 11, 2011, the Bankruptcy Court entered an order confirming the Plan of Reorganization. The Plan of Reorganization became effective on May 26, 2011 (the “Plan Effective Date”).
The Plan of Reorganization resulted in a change in control of Satmex upon the effectiveness of a separate share purchase agreement that was not binding solely on the confirmation of the Bankruptcy Court, for which reason fresh-start accounting has not been applied. Rather, the share purchase agreement resulted in a change in control executed among an interested group of investors acting together to mutually promote the transactions and subsequently collaborate on the control of Satmex. Given this fact and as a result of becoming substantially wholly-owned, in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-50-S99, New Basis of Accounting, Satmex is required to apply push-down accounting in its consolidated financial information. Accordingly, acquisition accounting adjustments are applied on a push-down basis to the accompanying unaudited consolidated financial statements. Acquisition accounting adjustments include adjustments necessary to allocate the value of the consideration paid to the identifiable tangible and intangible assets and liabilities of Satmex based on their fair values, including the related deferred income tax effects. A more detailed description of each of these acquisition accounting adjustments is described in Note 4.
Preliminary Fair Value Adjustments — The unaudited condensed consolidated financial statements reflect the allocation of the consideration paid to the fair value assigned to the net assets acquired. Fair market values included in the unaudited condensed consolidated financial statements were determined based on projections specific to our operations, reference to market rates and certain industry trends.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
These values determined are considered preliminary, as Satmex is still in the process of identifying and measuring the amount of the consideration transferred, the fair value of the net assets acquired and the identification of all potential intangible assets as a result of the acquisition, for which reason such values, including the resulting bargain purchase amount, may fluctuate.
Consolidation of financial statements - The unaudited consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.
The activities of the entities in the consolidated group are described below:

	Direct and
	Indirect
	Ownership
Company	percentage		Activity
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%		Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value-added satellite services to retailers financial institutions and other commercial, government, educational and non-profit organizations, primarily in Mexico.

HPS Corporativo, S. de R. L. de C. V. (“HPS”)	99.97	%(2)	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%		Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite with a third party.

Alterna’TV International Corporation (“Alterna’TV International Corp.”)	100.00%		Incorporated on May 21, 2009. This entity is engaged in programming distribution services.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%		Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

(1)	Satmex Escrow, S.A.de C.V., was incorporated on March 8, 2011 solely to act as the issuer of the New Notes and was merged into Satmex on May 26, 2011.

(2)	HPS Corporativo, S.R.L. de C.V. is owned 99.97% by Enlaces and 0.03% by SMVS Administración, S. de R.L. de C.V.
Foreign currency transactions - For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into Satmex’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of September 30, 2011 and December 31, 2010, were $13.4045 and $12.3571, respectively), with the resulting effect included in other income and expense within results of operations.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
3.	Significant accounting policies
A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:
a.	Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.	Concentrations of credit risk — Financial assets which potentially subject Satmex to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions.

Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The principal customers of Satmex are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.; for Satellite services — telecommunications: Teléfonos de México, S.A. de C.V. and Telmex Perú, S.A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV International Corp.) Satmex’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart de México.

Revenues provided by Satellite services, Broadband satellite and Programming distribution were obtained from:

	Nine months ended	Year ended
	September 30, 2011	December 31, 2010
	%	%
Hughes Networks Systems, LLC.	15	17
Telmex	15	14
Other foreign customers	40	37
Other Mexican customers	30	32
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d.	Satellites and equipment — As of May 26, 2011, Satmex adopted push-down accounting as a result of the recapitalization transactions, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets and were assigned new lives. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale. As of December 31, 2010, satellites and equipment were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. The estimated useful lives of the satellites as of September 30, 2011 are as follows:

	Average Years	Remaining useful life
Satellites in-orbit - original estimated useful life as determined by engineering analysis:

Satmex 6	15	11.44 years
Satmex 5	15	1.18 years
Solidaridad 2	14.5	0.0 years	(1)

(1)	In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to Satmex’s operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, Satmex estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011, began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, Satmex received the results of an independent study and based on that study, decided to de-orbit the satellite, the Mexican Government has contracted a consultant to evaluate the factibility of extending the Solidaridad 2 life for providing L-band services. Satmex intends to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, Satmex anticipates transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.
The estimated useful lives of Satmex’s other equipment as of September 30, 2011 are as follows:

Average Years
Equipment:

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10
Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

Satmex insures its satellites to cover any possible loss, except for that mentioned in Note 14. The amounts of contracted coverage are based on New debt indenture requirements. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
e.	Concessions — As of May 26, 2011, Satmex adopted applied push-down accounting as a result of the recapitalization transactions, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex. As of December 31, 2010, concessions were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.
f.	Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from Satmex’s satellites could be impacted by, among other things:
•	Changes in estimates of the useful life of the satellite.

•	Changes in estimates of Satmex’s ability to operate the satellite at expected levels.

•	Changes in the manner in which the satellite is to be used.

•	The loss of one or several significant customer contracts on the satellite.
g.	Deferred financing costs — Satmex incurred certain issuance costs with respect to the issuance of the New Notes issued in May 2011. Specific and identifiable direct financing costs were capitalized in accordance with the provisions of FASB ASC 310-20-25-2, section 310-20-55 and are amortized using the effective interest method over the term of the New Notes.
h.	Goodwill and other intangible assets — As of December 31, 2010, goodwill represented the amount by which Satmex’s reorganization equity value, stemming from its 2006 reorganization, exceeded the fair value of Satmex’s net assets (exclusive of debt obligations) in accordance with the provisions of FASB ASC 805-10, Business Combinations. Pursuant to the provisions FASB ASC 350-10, Intangibles — Goodwill and Other, goodwill is not amortized and is subject to an annual impairment test that Satmex performs in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment level (operating segment or one level below an operating segment). FASB ASC 350-10, Intangibles — Goodwill and Other, requires a two step approach with respect to the goodwill impairment analysis. Satmex completed its annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired. Goodwill was written-off on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions.
Intangible assets as of December 31, 2010 consisted primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The value of intangible assets was adjusted on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions. Intangible assets as of September 30, 2011 preliminarily represents contracted backlog, the fair value of which was calculated using the discounted cash flow approach. This intangible is amortized in accordance with the various contract maturities.
As Satmex’s acquisition price allocation is still in its preliminary stages, the value of goodwill and intangible assets may be subject to change.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
i.	Labor obligations — In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.
Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.
j.	Provisions — Are recognized for current obligations that are the result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.
k.	Income taxes — Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The enactment of IETU (Business Flat Tax) required management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on Satmex’s projections, it determined that in certain fiscal years it will pay ISR (regular Mexican income tax), while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and tax asset credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Based on Satmex’s projections of anticipated tax liability, it estimates that the tax loss carryforwards will not be fully utilized before their expiration.
l.	Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying unaudited condensed consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.
m.	Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.
Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.
The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, Satmex estimates, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.
Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.
n.	Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. This obligation was recognized as deferred revenue with a corresponding increase in the value of the concessions, and was adjusted to its fair value in 2006 as a result of fresh-start accounting and again on May 26, 2011, as a result of adoption of the push-down accounting. Deferred revenue is amortized over 40 years using the straight-line method.
o.	Use of estimates — The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.
p.	Recently issued accounting pronouncements — On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. The adoption of this standard did not have a material effect on the accompanying consolidated financial information.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
4.	Recapitalization Transactions and business combination
To address future liquidity needs and enhance Satmex’s long-term growth and competitive position, the following actions have been taken:
•	the voluntary filing by Satmex and the Guarantors for protection under Chapter 11 of the Bankruptcy Code and confirmation of the Plan of Reorganization, which occurred on May 11, 2011;

•	the consummation of the Plan of Reorganization on substantially the terms described in this prospectus, which occurred on May 26, 2011;

•	the conversion of our then existing the Second Priority Old Notes into direct or indirect equity interests in reorganized Satmex, which occurred on May 26, 2011;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex (the “Rights Offering”), which closed on May 26, 2011;

•	the offering and sale of the Original Notes, which were initially offered on May 2, 2011 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the U.S. in compliance with Regulation S of the Securities Act, and which notes we are offering to exchange for the Exchange Notes registered under the Securities Act hereby;

•	the release of the net proceeds from the offering and sale of the Original Notes, with Satmex becoming a co-obligor for the obligations for the notes through the execution of a supplemental indenture, which occurred on May 26, 2011;

•	the payment of distributions and reserves for distributions under the Plan, including the repayment of our then existing the First Priority Old Notes, which occurred on May 26, 2011; and

•	the payment of fees and expenses related to the foregoing.

The consummation of the transactions discussed above on May 26, 2011 have significantly de-leveraged Satmex’s balance sheet, reduced its interest expense and have aided in the funding of the majority of the Satmex 8 program. As of December 31, 2010, Satmex had approximately $436,110 of total consolidated debt, as compared to $325,000 of total consolidated debt, after giving effect to the Transactions.
Under the terms of the Plan of Reorganization (which was approved by the Bankruptcy Court on May 11, 2011 and became effective on the Plan Effective Date), holders of claims against and interests in Satmex received the following treatment:
•	holders of the First Priority Old Notes received payment in full in cash of all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the terms of the First Priority Old Notes, without penalty or premium, as of May 27, 2011;

•	holders of Second Priority Old Notes received, subject to the execution and delivery of the applicable limited partnership and equityholders’ agreements:
•	their pro rata share of direct or indirect equity interests representing 7.146% of the economic interests in reorganized Satmex (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights by the holders of Second Priority Old Notes who properly exercised their Primary Rights) (the “Conversion Interests”);
•	the right to subscribe for Primary Rights to invest in their pro rata share of direct or indirect equity interests representing 85.753% of the economic interests in reorganized Satmex (subject to dilution by any management incentive plan equity, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights); and

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
•	the right to subscribe for Follow-On Rights to invest in their pro rata share of direct or indirect equity interests issued in respect of the Follow-On Equity Funding Amount;
•	alternatively, holders of Second Priority Old Notes (other than the Backstop Parties) had the right to elect to receive, in lieu of the Conversion Interests, Primary Rights and Follow-On Rights, a cash payment of 38 cents for every U.S. dollar in principal amount of the Second Priority Old Note claims (including accrued paid-in-kind interest through the earlier of the Plan Effective Date and May 31, 2011) held by such electing holders (the “Liquidity Distribution Option”), which payment was funded by certain of the Supporting Second Priority Holders, who then succeeded to the rights of such electing holders (the “Liquidity Option Backstop Parties”);
•	aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the Debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of our bankruptcy petition or in full on, or as soon as possible after, the Plan Effective Date; and
•	Satmex’s shareholders on May 26, 2011, received their pro rata share of $6,250 from Holdsat México and Investment Holdings BV as part of the stock purchase recapitalization transactions.
Business combination
In conformity with FASB ASC Topic 805-50-S99, New Basis of Accounting, Satmex is required to apply push-down accounting to its consolidated financial statements to reflect its acquisition by the collaborative investors and to reflect the new basis for its assets and liabilities. Acquisition accounting was applied as of May 26, 2011, whereby the value of the consideration paid was allocated to the fair value of identifiable tangible and intangible assets and liabilities of Satmex.
Fair values assigned to identifiable tangible and intangible assets and liabilities were determined based on preliminary projections specific to Satmex’s operations, reference to market rates and certain industry trends
Adjustments reflected in the unaudited consolidated financial statements may be subject to significant revision and adjustment pending finalization or those valuation studies.
The total estimated consideration transferred, at fair value, for the acquisition of 100% of Satmex’s common stock was as follows:

Unaudited

Cash paid	$1,000
Executive bonuses	6,303
Cash consideration upon completion of the share purchase agreement	5,250

Total estimated purchase price at the fair value	$12,553

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The total following table summarizes the preliminary estimates of the net assets acquired and subsequently pushed-down in order to be reflected in Satmex’s financial information, including the preliminary allocation of the consideration paid.

Fair value of net assets:
Satellite and equipment	$402,805
Intangibles	102,099
Concessions	44,709
Deferred financing cost	18,247
Financial liabilities — net	303,255
Deferred income taxes	(9,668)
Deferred revenue	(59,998)
New debt obligations	(325,000)
Second Priority Old Notes	(76,720)
First Priority Old Notes	(238,237)

Total fair value of net assets	161,492
Estimated purchase price at fair value	(12,553)

Bargain purchase	$148,939

Since Satmex is still in the process of finalizing fair value calculations and identifying all potential intangible assets s a result of the acquisition, the values set forth above are considered preliminary and such values, including bargain purchase amount, may fluctuate.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The following information has been provided in order to compare the balance sheets of the predecessor registrant at May 25, 2011 and successor registrant at May 26, 2011. The adjustments are intended to recognize the impact of the recapitalization transactions on the relative fair values of Satmex’s assets, liabilities and shareholder’s equity on the effective date.

				Successor
	Predecessor			Registrant			Successor
	Registrant	Push Down		Adjusted	Capitalization		Registrant
	May 25, 2011	Adjustments		May 26, 2011	Adjustment		May 26, 2011
	Unaudited	Unaudited		Unaudited	Unaudited		Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$347,631	$—		$347,631	$(246,525	)(d)	$191,106
					90,000	(c)
Accounts receivable — net	19,612	—		19,612	—		19,612
Inventories — net of allowance for obsolescence	660	—		660	—		660
Prepaid insurance	3,030	—		3,030	—		3,030

Total current assets	370,933	—		370,933	(156,525)		214,408

Satellites and equipment — net	187,045	74,636	(a)	261,681	—		261,681
Construction in progress — Satmex 8	141,124	—		141,124	—		141,124
Concessions — net	37,597	7,112	(a)	44,709	—		44,709
Intangible assets	5,856	96,243	(a)	102,099	—		102,099
Guarantee deposits and other assets	1,005	—		1,005	—		1,005
Deferred financing costs	18,247	—		18,247	—		18,247
Goodwill	32,502	(32,502	)(a)	—	—		—

Total	$794,309	$145,489		$939,798	$(156,525)		$783,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Old debt	$238,237	$—		$238,237	$(238,237	)(d)	$—
Accounts payable and accrued expenses	60,485	9	(a)	60,494	(6,303	)(d)	54,191
Deferred revenue	2,344	(73	)(a)	2,271	—		2,271
Accrued interest
FPSSN	1,985	—		1,985	(1,985	)(d)	—
SPSSN	4,997	(3,098	)(a)	1,899	(1,899	)(e)	—
HB	429	—		429	—		429
Income tax payable	152	—		152	—		152
Deferred income taxes	156	—		156	—		156

Total current liabilities	308,785	(3,162)		305,623	(248,424)		57,199

Old Debt	201,893	(125,173	)(a)	76,720	(76,720	)(e)	—
New Debt	325,000	—		325,000	—		325,000
Deferred revenue	59,689	(1,961	)(a)	57,728	—		57,728
Accounts payable and accrued expenses	3,342	(561	)(a)	2,781	—		2,781
Labor obligations	943	—		943	—		943
Deferred income taxes	7,157	2,354	(a)	9,511	—		9,511

Total liabilities	906,809	(128,503)		778,306	(325,144)		453,162

Shareholders’ (deficit) equity:
Common stock:	46,764	111,202	(a)	157,966	78,619	(c)	326,585
Issuance of common stock under Rights Offering	—	—			90,000	(c)
Accumulated deficit	(162,790)	162,790	(b)	—	—		—

	(116,026)	273,992		157,966	168,619		326,585
Noncontrolling interest	3,526	—		3,526	—		3,526

Total shareholders’ (deficit) equity	(112,500)	273,992		161,492	168,619		330,111

Total	$794,309	$145,489		$939,798	$(156,525)		$783,273

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

(a)	Amount reflects the push-down to Satmex of the adjustments necessary to recognize the fair value of its net assets acquired by the collaborative investors. Such acquisition resulted in a bargain purchase gain recognized by the collaborative investors in Satmex. See calculation of the bargain purchase gain in the accompanying notes.

(b)	Amount reflects the reversal of the accumulated results of Satmex generated prior to its acquisition (as a Predecessor entity). As a result of push-down accounting applied in Satmex’s consolidated financial statements, a new basis of accounting is established for Satmex as a Successor entity. Accordingly, the accumulated results of the Predecessor should not be carried forward and are reversed through this adjustment.

(c)	Amount reflects the issuance of common stock in the Successor entity as a result of the Primary Rights Offering.

(d)	Amount reflects the use of the proceeds from the offering and sale of the new $325.0 million notes to pay the existing First Priority notes and the related accrued interest. The proceeds from the offering and sale of the new notes were also used to pay transaction costs of $46,763, of which $18,247 was capitalized within other assets on the date of issuance of the new notes (May 5, 2011).

(e)	Amount reflects the capitalization of the Second Priority notes into common stock of the Successor entity, per the terms of the unanimous resolutions adopted by the shareholders.
5.	Cash and cash equivalents

	Successor	Predecessor
	Registrant	Registrant
	September 30, 2011	December 31, 2010

Cash	$1,985	$3,648
Cash equivalents (1)	102,576	72,064

	$104,561	$75,712

(1)	Satmex’s cash equivalents consist mainly of treasury bills with original maturities of less than 20 days.
6.	Accounts receivable

	Successor	Predecessor
	Registrant	Registrant
	September 30, 2011	December 31, 2010

Customers	$12,414	$8,315
Allowance for doubtful accounts	(528)	(532)

	11,886	7,783
Recoverable income taxes	1,698	3,665
Recoverable value-added tax and tax withholdings	1,206	1,023
Other	167	655

	$14,957	$13,126

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
7.	Satellites and equipment

	Successor	Predecessor
	Registrant	Registrant
	September 30, 2011	December 31, 2010

Satellites in-orbit	$246,751	$314,136
Satellite equipment, teleport and antennas	7,044	13,518
Furniture and fixtures	4,748	6,323
Leasehold improvements	286	2,704

	258,829	336,681
Accumulated depreciation and amortization	(13,956)	(140,348)

	244,873	196,333
ATP advanced payment for Satmex 7 (Note 14j)	2,600	2,600
Other construction in-progress	2,271	3,112

	$249,744	$202,045

For the periods from May 26 to September 30, 2011 (Successor Registrant), January 1 to May 25, 2011 and January 1 to September 30, 2010 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $12,293, $15,185, and $27,037 respectively.
Satmex estimates that the Satmex 8 construction will be completed by July 2012. For the periods from May 26 to September 30, 2011 (Successor Registrant) and from January 1 to May 25, 2011 (Predecessor Registrant), interest expense of $5,614 and $4,199 respectively, was capitalized.
8.	Concessions

	Successor	Predecessor
	Registrant	Registrant
	September 30, 2011	December 31, 2010

Orbital concessions	$41,740	$41,700
Public telecommunications network	2,968	2,248

	44,708	43,948
Accumulated amortization	(570)	(5,763)

	$44,138	$38,185

For the periods from May 26 to September 30, 2011 (Successor Registrant), January 1 to May 25, 2011 and January 1 to September 30, 2010 (Predecessor Registrant), amortization of concessions was $570, $588, and $1,059 respectively.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
9.	Intangible assets
Intangible assets are as follows:

	Weighted
	average
	remaining	Successor Registrant		Predecessor Registrant
	amortization	September 30, 2011		December 31, 2010
	period		Accumulated		Accumulated
	(years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	10	$100,392	$17,616	$67,990	$61,660
Customer relationships (1)	7	1,704	81	2,128	1,307

Internally developed software and technology (2)	—			270	270
Landing rights (1)	1			60	55

		$102,096	$17,697	$70,448	$63,292

(1)	Using the income approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.

(2)	Using the cost approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.
For the period from May 26 to September 30, 2011 (Successor Registrant), January 1 to May 25, 2011 and January 1 to September 30, 2010 (Predecessor Registrant), amortization expense for these intangible assets was $17,700, $1,305, and $4,320, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2011 three months	$13,278
2012	36,669
2013	23,683
2014	5,554
2015	2,790
Thereafter	2,425

$84,399

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
10.	Old Debt — Predecessor Registrant
The balances, interest rates and due dates of the First Priority Old Notes and Second Priority Old Notes are as follows:

Predecessor
Registrant
December 31, 2010
First Priority Old Notes at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011.	$238,237
Second Priority Old Notes at annual fixed rate of 10.125%, due in 2013 (aggregate interest added to the principal is $57,873 at December 31, 2010).	197,873

Total debt	436,110

Less: Short-term maturity	238,237

$197,873

The First Priority Old Notes were repaid on May 27, 2011 and the Second Priority Old Notes were converted into direct or indirect equity interests in reorganized Satmex on May 27, 2011. See Note 4.
11.	Debt obligations
The balance, interest rate and due date of the New Notes are as follows:

Successor
Registrant
September 30, 2011

New Notes at annual fixed rate of 9.5%, due in 2017.	$325,000

The principal characteristics of the New Notes are as follows:
•	Maturity is on May 15, 2017.
•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.
•
Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions.

•	Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the New Notes, plus accrued an unpaid interest.
•	In the event of a change of control, the noteholders have the right to require Satmex to repurchase the New Notes at 101% of their issue price, plus accrued and unpaid interest.
•
If Satmex consummates an asset disposition and does not use the proceeds for the purposes specified in the indenture or receives insurance proceeds as a result of certain events, Satmex is required to use such proceeds to offer to repurchase a portion of the notes at 100% of their issue price plus accrued and unpaid interest.

The indenture related to the debt obligations issued by Satmex establishes other affirmative and negative covenants, common for this type of transaction.
Given the recent issuance of the new debt at its market value on such date, the Company considers that the carrying value of the debt at September 30, 2011 approximates its fair value.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
12.	Shareholders’ equity
Successor Registrant
As a result of the recapitalization transactions and the application of the proceeds therefrom:
a.	Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.
The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of reorganized Satmex are owned by Holdsat México, S.A.P.I. de C.V., a variable capital investment promoting society (sociedad anónima promotora de inversión de capital variable) organized and existing under the laws of Mexico (“Holdsat México”).
Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”); certain holders of the Second Priority Old Notes not eligible to invest through Investment Holding BV directly hold less than 1% of Series B Shares. Less than 0.03% of Series B shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.
Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV. Less than 1% of the Series N shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.
b.
The capital of Satmex is 6,590,489,729.77 Mexican pesos, represented by 130,000,000 shares, divided as follows: (i) 117,000,000 Series N (or of “neutral investment”) shares representing 90% of the economic rights of Satmex; (ii) 6,370,000 Series B shares, representing 4.9% of the economic rights and 49% of the voting rights of Satmex; and (iii) 6,630,000 Series A shares, representing 5.1% of the economic rights and 51% of the voting rights of Satmex.

Shares
Fixed	Variable Capital
Class I	Class I I			Rights %
Series A	Series A	Series B	Series N	Voting	Economic

50,000	6,580,000	—	—	51.00000	5.10000
—	—	6,363,339	116,877,651	48.94876	94.80076
—	—	1,113	20,448	0.00856	0.01659
—	—	4,081	74,963	0.03139	0.06080
—	—	1,467	26,938	0.01128	0.02185

50,000	6,580,000	6,370,000	117,000,000	100%	100%

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Predecessor Registrant
c.
As of December 31, 2010 and until May 26, 2011, the authorized, issued and outstanding common stock was as follows (the capital structure of Satmex changed as a result of the recent recapitalization transactions):

Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100%	100%

d.
The shareholding structure of Satmex consisted of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares were divided into three series: Series A, which could only be subscribed or acquired by Mexican nationals under certain mechanisms established in Satmex’s bylaws; Series B and Series N, which could be freely subscribed, including by foreign investors.

e.
Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the Second Priority Old Notes which exceeded the principal ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of December 31, 2010 and until May 26, 2011, the common stock of Satmex amounted to $46.8 million.

f.
Prior to May 26, 2011, Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, was the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

g.
Prior to May 26, 2011, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
h.
Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

i.	As of December 31, 2010, the balance of the tax contributed capital account is $1,893,365, which is higher than shareholders’ deficit according to the consolidated balance sheets.
j.
After giving effect to the recapitalization transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat México and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.

13.	Income taxes
a.	Enacted tax law changes in 2010 - On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:
•	Provide for a temporary increase in the ISR rate.
•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.
The effects of these changes did not have a material effect on Satmex’s financial information.
b.
Statutory income tax rates - Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

In 2011 and 2010, the ISR rate was 30%. As a result of the 2010 Tax Reform, the ISR rate will be 30% until 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.
The IETU rate was 17.5% in 2011 and 2010.
Based on its projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
c.	As of December 31, 2010, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount
2012	$69,095
2013	81,099
2014	29,881
2016	223,052
2017	24,143
2018	77,802

$505,072

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex has utilized tax loss carryforwards of $53,758 as of December 31, 2010.
Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $146,562 as of December 31, 2010, against the deferred tax assets.
14.	Contingencies and commitments
Satellite and insurance matters
a.
In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2011, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.
b.	In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2011, and provides coverage for $90 million.
The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C.
Satmex 5 operates using the chemical propellant subsystem. Due to such XIPS failure, the estimated remaining life of the satellite is 1.18 years as of October 1, 2011. Such failure does not have an impact on the service capacity of Satmex 5.
The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.
c.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary end of life was expected in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Legal matters
d.
The management of the Company is not aware of any pending litigation against Satmex, nor are its assets subject to any legal action other than those arising in the ordinary course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997, has been retained by the Mexican Government.

e.
On January 1, 2008, the IETU Law went into effect. Satmex, on one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize Satmex’s tax burden.

On March 22, 2010, the appeals submitted by Enlaces, the Service Companies and HPS against the IETU Law were denied due to the fact that the latter was considered constitutional.
On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied; therefore Satmex submitted a second appeal for review of such court decision.
Commitments
f.
Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L an usufruct (a Mexican law concept that grants another person the right to use and enjoy another person’s property) over certain transponders on our Satmex 5 and Satmex 6 satellites, until the end of the life of such satellites. SS/L was not required to post a bond related to the usufruct arrangement.

g.	Under the orbital concessions granted by the Mexican federal government, Satmex must provide satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.
h.
On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession, Satmex is obliged to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government. For the nine months ended September 30, 2011 and 2010, the fees paid were for an amount equivalent to $396 and $359, respectively.

i.
On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, to be named Satmex 8 and which will replace Satmex 5.

The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.
On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for the launch of Satmex 8 in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.
Satmex estimates that the total Satmex 8 program, including construction, launch and insurance, will cost approximately $317.0 million.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
j.	On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7.
On October 2, 2009, Satmex, with the approval of SS/L, assigned ATP-S7 to Alterna’TV Corp. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under ATP-S7 and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under ATP-S7.
On December 3, 2010, Alterna’TV Corp. and SS/L entered into a Second Amendment to ATP-S7, to extend the term of the ATP-S7 to December 31, 2011.
We have no obligations beyond the $2.6 million already paid to SS/L.
k.
Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of October 2008 and ending in December 2013. For the nine months ended September 30, 2011 and 2010, the rental expense was $374 and $369, respectively. The minimum future payments are as follows:

Years	Amount

2011 three months	$125
2012	500
2013	500

$1,125

l.
Future minimum revenues due from customers under non-cancelable operating lease contracts, which include penalty clauses in case of early termination, for transponder capacity on satellites in-orbit as of September 30, 2011, are as follows:

Years	Amount

2011 three months	$28,146
2012	87,854
2013	55,406
2014	20,142
2015	10,928
Thereafter	10,188

$212,664

Other Matters
m.
Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

n.
The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a list of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, according to which Satmex may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the primary and alternate control centers to third parties, as long as such segments are used for activities related to the subject matter of the property concession. Such amendment allows Satmex, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT. Therefore, on May 17, 2010, Satmex filed an authorization request to lease segments of the primary and alternate control centers to Enlaces, in order for the latter to locate their teleport as discussed above. Satmex is awaiting a response from the applicable governmental authority.
o.
On December 15, 2010, through official communications number 2.1.8760, 2.1.8761 and 2.1.8762, dated December 10, 2010, issued by the Dirección General de Política de Telecomunicaciones y de Radiodifusión (General Head Office for Telecommunications Policy and Broadcasting) of the SCT, Satmex was notified of the initiation of procedures to impose sanctions for its alleged non-compliance with certain conditions of each of the Orbital Concessions, including evidence that the initial consideration payable for the Orbital Concessions was duly paid. On April 8, 2011, the SCT imposed a monetary fine, in an amount that is not material to Satmex, due to non-timely compliance with condition 4.2.1.2. of each of the Orbital Concessions. Satmex paid the fine on April 8, 2011 and the SCT confirmed that it was in compliance with all other conditions of each Orbital Concession. In May 2011, the SCT granted extensions of the Orbital Concessions for an additional term until 2037.

15.	Supplemental Guarantor Condensed Consolidating Financial Statements
Satmex offered up to $325,000 in aggregate principal amount of New Notes as part of its Plan of Reorganization discussed in Note 2. Satmex is planning to offer to exchange the New Notes for $325.0 million of new registered 9.5% Senior Secured Notes due 2017 (the “Exchange Notes”). The Exchange Notes will be guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of these financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the offering. The guarantees will be full and unconditional and will be joint and several obligations of the guarantors and will be secured by first priority liens on the collateral securing the notes, subject to certain permitted liens.
Satmex’s investments in subsidiaries are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations capital contributions and distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.
The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered in order to present the (i) unaudited condensed consolidating balance sheets as of September 30, 2011 (Successor registrant) and as of May 25, 2011 (Predecessor Registrant), (ii) unaudited condensed consolidating statements of operations and statements of cash flows for the periods from (a) May 26, 2011 to September 30, 2011 (Successor registrant) and (b) January 1, 2011 to May 25, 2011 (Predecessor Registrant) of Satmex, which is the issuer of the New Senior Secured Notes, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF SEPTEMBER 30, 2011

	Successor
			Non		As of
	Satmex	Guarantor	Guarantor		September 30,
	Issuer	Subsidiaries	Subsidiaries	Eliminations	2011
	(In thousands of U. S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$89,853	$1,291	$13,417	$—	$104,561
Accounts receivable — net	10,114	2,443	2,400	—	14,957
Due from related parties	2,684	5	2,840	(5,529)	—
Inventories — net of allowance for obsolescence	—	—	565	—	565
Prepaid insurance	1,173	11	172	—	1,356

Total current assets	103,824	3,750	19,394	(5,529)	121,439
Satellites and equipment — net and construction in progress — Satmex 8	469,575	82	2,227	—	471,884
Concessions — net	41,213	—	2,925	—	44,138
Due from related parties	4,519	—	770	(5,289)	—
Intangible assets	82,773	5,198	1,623	(5,195)	84,399
Investment in subsidiaries	18,303	—	—	(18,303)	—
Guarantee deposits and other assets	789	15	21	—	825
Deferred financing cost	17,548	—	—	—	17,548

Total	$738,544	$9,045	$26,960	$(34,316)	$740,233

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$7,851	$1,544	$2,362	$—	$11,757
Due to related parties	1,083	2,184	2,262	(5,529)	—
Deferred revenue	2,271	—	—	—	2,271
Accrued interest	12,693	—	—	—	12,693
Income tax payable	—	—	257	—	257
Deferred income taxes	—	—	121	—	121

Total current liabilities	23,898	3,728	5,002	(5,529)	27,099
Debt obligations	325,000	—	—	—	325,000
Deferred revenue	56,971	—	—	—	56,971
Guarantee deposits and accrued expenses	2,430	66	—	—	2,496
Due to related parties	771	4,518	—	(5,289)	—
Labor obligations	—	—	893	—	893
Deferred income taxes	10,710	—	792	—	11,502

Total liabilities	419,780	8,312	6,687	(10,818)	423,961
Shareholders’ equity:
Satélites Mexicanos, S. A. de C. V. shareholders’ equity:
Common stock	332,470	478	21,200	(27,563)	326,585
(Accumulated deficit) retained earnings	(13,706)	255	(927)	672	(13,706)
Noncontrolling interest	—	—	—	3,393	3,393

Total shareholders’ equity	318,764	733	20,273	(23,498)	316,272

Total	$738,544	$9,045	$26,960	$(34,316)	$740,233

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED UNAUDITED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE PERIOD OF MAY 26 TO SEPTEMBER 30, 2011

	Successor
			Non -		From May 26, to
	Satmex	Guarantor	Guarantor		September 30,
	Issuer	Subsidiaries	Subsidiaries	Eliminations	2011
	(In thousands of U. S. dollars)
Revenues:
Satellite services	$36,648	$—	$—	$(2,158)	$34,490
Broadband satellite services	—	—	3,827	(9)	3,818
Programming distribution services	607	3,651	—	(7)	4,251
Services companies	—	—	5,707	(5,707)	—

	37,255	3,651	9,534	(7,881)	42,559

Cost of satellite services	3,832	—	1,562	(1,788)	3,606
Cost of broadband satellite services	—	—	2,493	(1,738)	755
Cost of programming distribution services	368	2,503	—	(428)	2,443
Selling and administrative expenses	5,215	686	4,522	(3,927)	6,496
Depreciation and amortization	30,248	136	308	(129)	30,563
Restructuring expenses	844	—	—	—	844

	40,507	3,325	8,885	(8,010)	44,707

Operating (loss) income	(3,252)	326	649	129	(2,148)
Other (expenses) income:
Interest expense	(8,338)	(73)	(5)	72	(8,344)
Interest income	142	—	132	(73)	201
Foreign exchange (loss) gain — net	(16)	2	(1,079)	1	(1,092)
Equity in earnings of subsidiaries	(409)	—	—	409	—

(Loss) income before income tax	(11,873)	255	(303)	538	(11,383)

Income tax expense	1,833	—	624	—	2,457

Net (loss) income	(13,706)	255	(927)	538	(13,840)

Less: Net income attributable to noncontrolling interest	—	—	—	(134)	(134)

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(13,706)	$255	$(927)	$672	$(13,706)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED UNAUDITED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF MAY 26 TO SEPTEMBER 30, 2011

	Successor
			Non -		From May 26, to
	Satmex	Guarantor	Guarantor		September 30,
	Issuer	Subsidiaries	Subsidiaries	Elimination	2011
	(In thousands of U. S. dollars)
Cash flows from operating activities:
Net (loss) income	$(13,706)	$255	$(927)	$538	$(13,840)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	30,248	136	308	(129)	30,563
Equity in earnings of subsidiaries	409	—	—	(409)	—
Labor obligations	—	—	(50)	—	(50)
Deferred income taxes	1,835	—	122	—	1,957
Deferred revenue	(758)	—	—	—	(758)
Amortization of deferred financing cost	1,032	—	—	—	1,032
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	4,484	75	96	—	4,655
Related parties — net	(6,954)	(4,149)	6,880	4,223	—
Inventories	—	—	95	—	95
Prepaid insurance	1,538	5	131	—	1,674
Guarantee deposits and other assets	116	—	64	—	180
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	(5,874)	115	(3,527)	(4,223)	(13,509)
Guarantee deposits and accrued expenses	(329)	44	—	—	(285)
Accrued interest	10,278	—	—	—	10,278

Net cash (used in) provided by operating activities	22,319	(3,519)	3,192	—	21,992

Cash flows from investing activities:
Construction in- progress Satmex 8 (including capitalized interest)	(115,971)	—	—	—	(115,971)
Acquisition of equipment — net	(432)	(32)	(57)	—	(521)

Net cash used in investing activities	(116,403)	(32)	(57)	—	(116,492)

Proceeds from issuance of common stock	90,000	—	—	—	90,000
Repayment of first priority senior secured notes	(238,237)	—	—	—	(238,237)
Deferred financing costs	(333)	—	—	—	(333)

Net cash used in financing activities	(148,570)	—	—	—	(148,570)

Cash and cash equivalents:
Net (decrease) increase for the period	(242,654)	(3,551)	3,135	—	(243,070)
Beginning of the period	332,507	4,842	10,282	—	347,631

End of the period	$89,853	$1,291	$13,417	$—	$104,561

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$2,602	$—	$—	$—	$2,602

Capitalized interest	$5,614	$—	$—	$—	$5,614

Income taxes paid	$—	$—	$986	$—	$986

Non-cash investing activities:
Capital expenditures incurred not yet paid	$325	$—	$—	$—	$325

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF MAY 25, 2011

	Predecessor
	Satmex	Guarantor	Non Guarantor		As of May 25,
	Issuer	Subsidiaries	Subsidiaries	Eliminations	2011
	(In thousands of U. S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$332,507	$4,842	$10,282	$—	$347,631
Accounts receivable — net	14,598	2,518	2,496	—	19,612
Due from related parties	605	10	8,524	(9,139)	—
Inventories — net of allowance for obsolescence	—	—	660	—	660
Prepaid insurance	2,711	16	303	—	3,030

Total current assets	350,421	7,386	22,265	(9,139)	370,933
Satellites and equipment — net and construction in- progress-Satmex 8	329,982	55	2,355	(4,223)	328,169
Concessions — net	35,789	—	1,808	—	37,597
Due from related parties	6,023	—	814	(6,837)	—
Intangible assets	5,159	5,329	694	(5,326)	5,856
Investment in subsidiaries	17,149	—	—	(17,149)	—
Guarantee deposits and other assets	905	15	85	—	1,005
Deferred financing cost	18,247	—	—	—	18,247
Goodwill	32,502	—	1,327	(1,327)	32,502

Total	$796,177	$12,785	$29,348	$(44,001)	$794,309

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Short-term portion of debt obligations	$238,237	$—	$—	$—	$238,237
Accounts payable and accrued expenses	53,062	1,429	5,994	—	60,485
Due to related parties	7,419	610	1,110	(9,139)	—
Deferred revenue	2,344	—	—	—	2,344
Accrued interest	7,411	—	—	—	7,411
Income tax payable	—	—	152	—	152
Deferred income taxes	—	—	156	—	156

Total current liabilities	308,473	2,039	7,412	(9,139)	308,785
Debt obligations:
Old Debt (SPSSN)	201,893	—	—	—	201,893
New Debt	325,000	—	—	—	325,000
Deferred revenue	59,689	—	—	—	59,689
Guarantee deposits and accrued expenses	3,320	22	—	—	3,342
Due to related parties	814	10,246	—	(11,060)	—
Labor obligations	—	—	943	—	943
Deferred income taxes	7,129	—	28	—	7,157

Total liabilities	906,318	12,307	8,383	(20,199)	906,809
Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ deficit:
Common stock	46,764	100	16,447	(16,547)	46,764
(Accumulated deficit) retained earnings	(156,905)	378	4,518	(10,781)	(162,790)
Noncontrolling interest	—	—	—	3,526	3,526

Total shareholders’ deficit	(110,141)	478	20,965	(23,802)	(112,500)

Total	$796,177	$12,785	$29,348	$(44,001)	$794,309

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE PERIOD OF JANUARY 1 TO MAY 25, 2011

	Predecessor
			Non -		From
	Satmex	Guarantor	Guarantor		January 1 to
	Issuer	Subsidiaries	Subsidiaries	Eliminations	May 25, 2011
	(In thousands of U. S. dollars)
Revenues:
Satellite services	$46,577	$—	$—	$(2,843)	$43,734
Programming distribution services	761	4,040	—	(15)	4,786
Broadband satellite services	—	—	5,198	(8)	5,190
Services companies	—	—	12,739	(12,739)	—

	47,338	4,040	17,937	(15,605)	53,710

Cost of satellite services	4,586	—	1,960	(2,145)	4,401
Cost of broadband satellite services	—	—	2,839	(2,154)	685
Cost of programming distribution services	454	2,875	—	(704)	2,625
Selling and administrative expenses	5,535	597	12,186	(10,602)	7,716
Depreciation and amortization	16,682	165	398	(167)	17,078
Restructuring expenses	28,766	—	—	—	28,766

	56,023	3,637	17,383	(15,772)	61,271

Operating (loss) income	(8,685)	403	554	167	(7,561)

Other (expenses) income:
Interest expense	(17,200)	(93)	(6)	93	(17,206)
Interest income	125	3	115	(93)	150
Foreign exchange (loss) gain — net	(12)	(3)	364	—	349
Equity in earnings of subsidiaries	1,619	—	—	(1,619)	—

(Loss) income before income tax	(24,153)	310	1,027	(1,452)	(24,268)

Income tax expense	2,317	1	(119)	—	2,199

Net (loss) income	(26,470)	309	1,146	(1,452)	(26,467)

Less: Net income attributable to noncontrolling interest	—	—	—	3	3

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(26,470)	$309	$1,146	$(1,455)	$(26,470)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1 TO MAY 25, 2011

	Predecessor
			Non -		From
	Satmex	Guarantor	Guarantor		January 1 to
	Issuer	Subsidiaries	Subsidiaries	Eliminations	May 25, 2011
	(In thousands of U. S. dollars)
Cash flows from operating activities:
Net (loss) income	$(26,470)	$309	$1,146	$(1,452)	$(26,467)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	16,682	165	398	(167)	17,078
Equity in earnings of subsidiaries	(1,619)	—	—	1,619	—
Deferred income taxes	2,316	—	(741)	—	1,575
Deferred revenue	(977)	—	—	—	(977)
Interest accrued to principal on debt obligations	4,020	—	—	—	4,020
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(7,058)	(150)	722	—	(6,486)
Related parties — net	4,313	(35,726)	(3,524)	35,777	840
Inventories	—	—	(166)	—	(166)
Prepaid insurance	2,081	26	(226)	—	1,881
Guarantee deposits and other assets	(130)	2	(4)	—	(132)
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	44,566	(220)	2,501	(35,777)	11,070
Guarantee deposits and accrued expenses	643	22	—	—	665
Accrued interest	5,630	—	—	—	5,630

Net cash provided by (used in) operating activities	43,997	(35,572)	106	—	8,531

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(42,731)	—	—	—	(42,731)
Acquisition of equipment	(512)	(55)	(67)	—	(634)

Net cash used in investing activities	(43,243)	(55)	(67)	—	(43,365)

Cash flows from financing activities:
Issuance of New Notes	325,000	—	—	—	325,000
Deferred financing costs	(18,247)	—	—	—	(18,247)

Net cash provided by financing activities	306,753	—	—	—	306,753

Cash and cash equivalents:
Net increase (decrease) for the period	307,507	(35,627)	39	—	271,919
Beginning of the period	25,000	40,469	10,243	—	75,712

End of the period	$332,507	$4,842	$10,282	$—	$347,631

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$11,811	$—	$—	$—	$11,811

Capitalized interest	$4,199	$—	$—	$—	$4,199

Income taxes paid	$—	$—	$528	$—	$528

Non-cash investing activities:
Construction in-progress Satmex 8 incurred not yet paid	$35,678	$—	$—	$—	$35,678

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (In thousands of U.S. dollars)
Results of Operations for the nine months ended September 30, 2011 compared to September 30, 2010
Revenue
Revenue for the nine months ended September 30, 2011 was $96.2 million, compared to $96.0 million for the same period in 2010, an increase of approximately $0.2 million, or 0.2% . The increase was due to an increase of $1.7 million in programming distribution services partially offset by a decrease in fixed satellite services of $1.2 million, and a decrease of $0.3 million in broadband satellite services provided by Enlaces.

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Satellite services	$78,224	$79,433	$(1,209)
• Broadband satellite services	9,008	9,300	(292)
• Programming distribution services	9,037	7,295	1,742

Total revenue	$96,269	$96,028	$241

The decrease of $1.2 million in FSS was due to an increase of $1.4 million in new contracts, offset by a decrease of $1.6 million of net capacity contracted by existing customers and a decrease of $1.0 million in expired contracts.
The increase of $1.7 million in programming distribution services was due to an increase in new contracts of $0.3 million, and an increase of $1.7 million in revenues from existing customers (Comcast, Dish Network, and Time Warner), partially offset by a decrease of $0.3 million from Direct TV customers.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Costs and Expenses
Operating costs and expenses increased $36.9 million to $106.0 million for the nine months ended September 30, 2011 (110% of revenues), from $69.1 million for the same period in 2010 (72% of revenues). The table below sets forth the components of our operating expenses:

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Operating costs	$14,515	$14,118	$397
• Selling and administrative expenses	14,212	11,629	2,583
• Restructuring expenses	29,610	10,929	18,681
• Depreciation and amortization	47,641	32,416	15,225

Total operating expenses	$105,978	$69,092	$36,886

Operating Costs
Operating costs for the nine months of 2011 increased $0.4 million to $14.5 million (15% of revenues) compared to $14.1 million in 2010 (15% of revenues). The table below sets forth the components of our operating costs:

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Satellite services	$8,007	$8,385	$(378)
• Broadband satellite services	1,440	1,830	(390)
• Programming distribution services	5,068	3,903	1,165

Total operating costs	$14,515	$14,118	$397

Satellite services costs decreased due a reduction of $0.4 million in satellite insurance costs and other net expenses.
Broadband satellite services costs decreased $0.4 million due to the reduction in costs associated with antennas and maintenance of teleport and antennas.
Programming distribution services costs increased $1.2 million due to costs of transmission and fiber optics costs.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, and allowance for doubtful accounts, increased by $2.6 million to $14.2 million in 2011 (15% of revenues), as compared to $11.6 million in 2010 (12% of revenues). The components of these expenses are shown below:

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Personnel cost	$8,133	$7,396	$737
• Cancelation performance bonus and sales bonus reserve 2009	—	(407)	407
• Professional fees	1,821	1,798	23
• Allowance for doubtful accounts	827	85	742
• Non Deductible Items	352	166	186
• Advertising	298	162	136
• Other expenses	2,781	2,429	352

Total selling and administrative expenses	$14,212	$11,629	$2,583

The variance in personnel cost and performance bonus is primarily due to an increase of $1.1 million as a result of a reversal in 2010 of a performance bonus reserve of $0.4 million in Enlaces and service companies, and an increase of $0.9 million in salaries, fringe and severances, wage taxes and other benefits at the FSS business and Enlaces; partially offset by a decrease of $0.2 million in salaries, taxes and employee compensations from departure of the General Director of Enlaces and the absence of provisions for performance and sales bonuses during July to September 2011 for Enlaces.
The increase of $0.7 million in allowance for doubtful accounts in Enlaces was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Other expenses include rents, individual insurance, travel expenses, maintenance, commercial agent fees and communications.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $18.7 million to $29.6 million in 2011 from $10.9 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.
Depreciation and Amortization
Depreciation and amortization expense increased $15.2 million to $47.6 million in 2011 (49% of revenues) compared to $32.4 million in 2010 (34% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Contract backlog	$18,794	$4,043	$14,751
• Satmex 6	11,966	10,898	1,068
• Satmex 5	13,639	14,369	(730)
• Concessions	1,158	1,059	99
• Equipment for satellite, furniture and equipment and other	2,084	2,047	37

Total depreciation and amortization	$47,641	$32,416	$15,225

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) reflecting the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting May 26, 2011 as a consequence of this treatment.
Operating Income (Loss)
For the nine months ended September 30, 2011 the operating loss was $9.7 million compared to operating income of $26.9 million in 2010 for the reasons discussed above.
Interest Expense
Total interest cost for the nine months ended September 30, 2011 was $25.6 million, compared to $34.3 million in 2010. The table below set forth the components of our interest expense:

	Nine months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Original Notes interest	$13,347	$—	$13,347
• First Priority Old Notes interest	12,275	20,156	(7,881)
• Second Priority Old Notes interest	8,649	15,137	(6,488)
• Interest capitalized in Satmex 8	(9,813)	(1,066)	(8,747)
• Amortization of deferred financing costs	1,032	—	1,032
• Other commissions	60	63	(3)

Total interest expense	$25.550	$34,290	$(8,740)

The decrease of $8.7 million was mainly due to the ability of Satmex to capitalize certain interests costs incurred in 2011 as a result of the commencement of construction of Satmex 8, partially offset by interest incurred on the New Notes.
Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange loss for the nine months of 2011 of $0.7 million, and $0.1 million in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the nine months ended September 30, 2011, we recorded income tax expense of $4.7 million on a loss before income taxes of $35.6 million, while for the same period of 2010 we recorded income tax expense of $0.5 million on a loss before income taxes of $7.2 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
As a result of the aforementioned factors, the net loss attributable to Satmex for the nine months of 2011 was $40.2 million, as compared to a loss of $8.0 million for the same period in 2010.
Results of Operations for the three months ended September 30, 2011 compared to September 30, 2010.
Revenue
Revenue for the three months ended September 30, 2011 was $31.8 million, compared to $32.1 million in September 30, 2010, a decrease of approximately $0.3 million, or 1.1% . The decrease was due to a decrease in fixed satellite services (FSS) of $0.4 million, a decrease of $0.5 million in broadband satellite services provided by Enlaces partially offset by an increase of $0.6 million in programming distribution services.

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Satellite services	$25,935	$26,377	$(442)
• Broadband satellite services	2,581	3,096	(515)
• Programming distribution services	3,255	2,654	601

Total revenue	$31,771	$32,127	$(356)

The decrease of $0.4 million in FSS was due to an increase of $0.9 million in new contracts, offset by a decrease of $0.5 million of additional net capacity contracted by existing customers and a decrease of $0.8 million in expired contracts.
The decrease of $0.5 million in Broadband satellite services was due to a decrease of $0.3 million in service revenue and a decrease of $0.2 million in sales equipment revenue.
The increase of $0.6 million in Programming distribution services was due to an increase in new contracts of $0.1 million, and an increase of $0.6 million in existing customers (Comcast , Dish Network and Time Warner), partially offset by a decrease of $0.1 million in Direct TV customers.
Operating Costs and Expenses
Operating costs and expenses increased $11.4 million to $33.3 million in 2011 (105% of revenues), from $21.9 million in 2010 (68% of revenues). The table below sets forth the components of our operating expenses:

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Operating costs	$5,128	$4,939	$189
• Selling and administrative expenses	4,408	4,050	358
• Restructuring expenses	841	1,872	(1,031)
• Depreciation and amortization	22,963	11,002	11,961

Total operating expenses	$33,340	$21,863	$11,477

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Costs
Operating costs for the three months ended September 30, 2011 increased $0.2 million to $5.1 million, or 16% as a percentage of revenue, compared to $4.9 million in 2010, or 15% as a percentage of revenue. The table below sets forth the components of our operating costs:

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Satellite services	$2,830	$2,822	$8
• Broadband satellite services	449	689	(240)
• Programming distribution services	1,849	1,428	421

Total operating costs	$5,128	$4,939	$189

Satellite services costs decreased due a reduction in satellite insurance costs and other net expenses.
Broadband satellite services costs decreased $0.2 million due to the reduction in costs associated with maintenance of teleport and antennas.
Programming distribution services costs increased $0.4 million due to programming costs of transmission costs and fiber optics cost.
Selling and Administrative Expenses
Selling and administrative expense, which consists primarily of salaries and employee compensation, professional fees, and allowance for doubtful accounts, amounted to $4.4 million in 2011 (14% of revenues), as compared to $4.0 million in 2010 (13% of revenues). The table below sets forth the components of these expenses:

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Personnel cost	$2,408	$2,595	$(187)
• Professional fees	740	529	211
• Allowance for doubtful accounts	84	(6)	90
• Advertising	155	86	69
• Non Deductible	122	25	97
• Other expenses	899	821	78

Total selling and administrative expenses	$4,408	$4,050	$358

The variance in personnel cost is primarily due to a decrease of $0.2 million in salaries, taxes and employee compensations from the departure of the General Director of Enlaces and the absence provisions for performance and sales bonuses during July to September 2011 for Enlaces.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The increase in allowance for doubtful accounts in Enlaces of $0.1 million was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Other expenses concept includes rents, individual insurance, travel expenses, maintenance, commercial agent fees and communications.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses decreased $1.0 million to $0.9 million in 2011 from $1.9 million in 2010. The decrease relates to the costs associated with our attempt to modify our financial arrangements during 2011 were lower than in the same period in 2010, including legal, professional and advisory fees.
Depreciation and Amortization
Depreciation and amortization expense increased $12.0 million to $23.0 million in 2011, or 72% as a percentage of revenue, compared to $11.0 million in 2010, or 34% as a percentage of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• Contract backlog	$13,214	$1,347	$11,867
• Satmex 6	4,434	3,633	801
• Satmex 5	4,039	5,007	(968)
• Concessions	427	353	74
• Equipment for satellite, furniture and equipment and other	849	662	187

Total depreciation and amortization	$22,963	$11,002	$11,961

As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) which reflected the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting June 1, 2011 as a consequence of push down accounting treatment.
Operating Income (Loss)
For the three months ended September 30, 2011, the operating loss was $1.6 million compared to the operating income of $10.3 million in 2010 due to the reasons mentioned above.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Interest Expense
Total interest cost for the three months ended September 30, 2011 was $6.8 million, compared to $11.8 million in 2010. The decrease of $5.0 million was due to:

	Three months ended
	September 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

• First Priority Old Notes interest	$—	$7,682	$(7,682)
• Second Priority Old Notes interest	—	5,204	(5,204)
• New Notes interest	10,191	—	10,191
• Interest capitalized in Satmex 8	(4,240)	(1,066)	(3,174)
• Amortization of deferred financing costs	779	—	779
• Other commissions	23	24	(1)

Total interest expenses	$6.753	$11,844	$(5,091)

Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange loss for the three months ended September 30, 2011 of $1.0 million, and $0.1 million in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the three months ended September 30, 2011, we recorded income tax expense of $0.1 million on a loss before income taxes of $9.2 million, while for the same period of 2010 we did not record income tax, yielding a negative effective rate in 2011. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
As a result of the aforementioned factors, the net loss attributable to Satmex for the three months ended September 30, 2011 was $9.1 million, as compared to a net loss of $1.7 million for the same period in 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART II — OTHER INFORMATION

Item 1.	Legal Matters
None.

Item 2.	Other Matters
Liquidity and Capital Resources
Satmex’s cash balance as of September 30, 2011 was $104.6 million compared to $75.7 million on December 31, 2010, an increase of $28.9 million. At September 30, 2011, Satmex had total debt of $325.0 million. This amount represents the Notes issued on May 5, 2011.
We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. However, our business is very capital intensive and, prior to consummating the Transactions, we faced liquidity constraints principally because our existing indebtedness significantly restricted our ability to use our cash or incur new indebtedness. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $223.3 million, $68.5 million, $4.2 million and $6.5 million for the nine months ended September 30, 2011 and the years ended 2010, 2009 and 2008, respectively. Capital expenditures related to Satmex 8 were $158.7 million in 2011 and $63.1 million in 2010. Capital expenditures related to the construction of Satmex 7 were $3.5 million in 2008. During the nine months ended September 30, 2011 and the years ended 2010, 2009 and 2008, we invested $1.1 million, $4.6 million, $1.8 million and $3.0 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Nine months
	ended	Year ended
	September 30,	December 31,
	2011	2010	2009	2008
	(In thousands of U.S. dollars)

Acquisition of property, furniture and equipment	$1.4	$5.4	$4.2	$3.0
Construction of Satmex 7	—	—	—	3.5
Construction of Satmex 8	159.0	63.1	—	—

	$160.4	$68.5	$4.2	$6.5

We expect the net proceeds from the Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs for fiscal year 2011, including the payments to be made during the year in connection with the construction, launch and insurance of Satmex 8, which we estimate to be $177.3 million of the total cost of approximately $317.0 million. We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through one or more separate debt and/or equity offerings, as we do not anticipate generating sufficient cash from operations.
Sources and Uses of Cash
We generated positive cash flow of $75.1 million during the first nine months of 2011 as compared to negative cash flow of $0.9 million in 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Activities
Notwithstanding our net loss, our operations for the nine months ended September 30, 2011 generated $30.5 million in positive cash flow. Our net loss was partially offset by our non-cash expenses, including $47.6 million of depreciation and amortization and $4.0 million of accrued, capitalized interest. Changes in operating assets and liabilities during the nine months ended September 30, 2011 positively affected our cash flow in excess of $16.4 million, primarily as a result of accrued interest of $15.9 million which more than offset payments made against accounts payable, accrued expenses and income tax.
Our operations for 2010 generated $41.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $43.4 million of depreciation and amortization and $15.5 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during 2010 negatively affected our cash flow by $2.2 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010, as well as an IETU tax credit in excess of $3.2 million as a result of capital expenditures for Satmex 8 which has not yet been realized in cash.
Investing Activities
Our net cash used in investing activities for the nine months ended September 30, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.
Our net cash used in investing activities for the year ended December 31, 2010 primarily resulted from the payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2009 and 2008 resulted from similar equipment investments.
Financing Activities
Our net cash provided by financing activities for the nine months ended September 30, 2011 was $158.2 million and reflects the shareholders’ capital contributions of $90.0 million, and the issuance of the Exchange Notes for $325.0 million net of repayment of $238.2 million of the First Priority Old Notes and payment of deferred financing costs of $18.6 million.
We did not experience cash inflow or outflow from financing activities during the nine months ended September 30, 2010 or 2009.
We believe that after the Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2011.

Item 3.	Exhibits
None.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.	Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S.A. de C.V. (Registrant)
Date: November 9, 2011	By:	/S/ Pablo Manzur y Bernabéu
(Signature)
Pablo Manzur y Bernabéu General Counsel
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